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                            April 6, 2022

       Christine Nixon, Esq.
       Chief Legal Counsel
       SAFG Retirement Services, Inc.
       21650 Oxnard Street, Suite 750
       Woodland Hills, CA 91367

                                                        Re: SAFG Retirement
Services, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 28,
2022
                                                            File No. 333-263898

       Dear Ms. Nixon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2022 letter.

       Form S-1 filed March 28, 2022

       Our Expected Investment Management Arrangement with BlackRock, page 6

   1. Please confirm that you will file the investment management agreements with BlackRock as exhibits to the
registration statement and update the exhibit index accordingly, or explain why you are
not required to do so.
   2. It appears that your cross references regarding the BlackRock arrangement point to the disclosure on page 233.
Please ensure that this section includes a comprehensive
                                                        discussion of this
arrangement and all material information. For example, please discuss the "Aladdin" platform
referenced in other sections of the filing and how it will be implemented through the
arrangement.
 Christine Nixon, Esq.
SAFG Retirement Services, Inc.
April 6, 2022
Page 2
Risk Factors
Risks Relating to Regulation
Our business is heavily regulated, page 49

3. We note your disclosure on page 51 that you are subject to the Investment Company Act and the Investment Advisers Act, and your disclosure on page 244 that you have several subsidiaries that are registered as investment advisers under the Advisers Act. Please clarify if you are deemed an Investment Company or an Investment Adviser, and please provide more information as to how you are subject to these acts. In your response to us, also include an analysis of any exemptions you rely upon, if applicable, or advise. Please separate this discussion into its own risk factor paragraph. Include a heading that adequately describes the risks.
Use of Non-GAAP Financial Measures and Key Operating Metrics, page 100

4. For each non-GAAP financial measure disclosed including normalized distributions,
         ULSG net liability and net insurance liabilities, please revise to discuss the reasons why you believe the measure provides useful information to investors regarding your financial condition and results of operations and the additional purposes, if any, for which you use the measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameChristine Nixon, Esq.                       Sincerely,
Comapany NameSAFG Retirement Services, Inc.
                                                              Division of
Corporation Finance
April 6, 2022 Page 2                                          Office of Finance
FirstName LastName